PROMISSORY NOTE

Date: January 10, 2011

For value received in the amount of US $25,000.00 cash, the receipt of which is hereby acknowledged, Galaxy Media and Marketing Corporation, ("Borrower") hereby agrees to pay John Thomas Bridge and Opportunity Fund LP with offices at 3 Riverway, Suite 1800, Houston, Texas 77056 ("Lender") the sum of US $25,000.00 together with interest at the rate of 8% per annum compounded quarterly on (or before) December 31, 2011. This note is payable to lender's heirs, executors, or assignees. There is no penalty for prepayment.

Executed the date first noted above, at Houston, Texas.

John Thomas Bridge and Opportunity Fund LP   Galaxy Media and Marketing Corp.



George R. Jarkesy, Jr.   Gary Savage
                                                Chief Executive Officer

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